Exhibit 99.2

STEALTHGAS INC. 331 KIFISSIAS AVE. 14561 ATHENS, GREECE
VOTE BY INTERNET—www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.
VOTE BY PHONE—1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.
VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.
TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
For Withhold For All To withhold authority to vote for any All All Except individual nominee(s), mark “For All Except” and write the number(s) of the
The Board of Directors recommends you vote FOR the following: nominee(s) on the line below.
0 0 0
1. Election of Directors
Nominees
01 Harry N. Vafias
The Board of Directors recommends you vote FOR the following proposal: For Against Abstain
2. Ratification of appointment of Deloitte Certified Public Accountants S.A. as the Company’s independent 0 0 0 auditors for the year ending December 31, 2021.
NOTE: Such other business as may properly come before the meeting or any adjournment thereof.
For address change/comments, mark here. 0 (see reverse for instructions)
Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.
Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date
0000518878_1 R1.0.0.177

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement, Annual Report is/ are available at www.proxyvote.com
STEALTHGAS INC.
THIS PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
Proxy card for use at the 2021 Annual Meeting or any adjournment or postponement thereof (the “Meeting”) of Stockholders of StealthGas Inc., a company organized under the laws of the Republic of the Marshall Islands (the “Company”), to be held on Monday, September 20, 2021 at 11:00 a.m. Greek local time, at the Company’s principal executive offices at 331 Kifissias Avenue, Erithrea 14561 in Athens, Greece.
The person signing on the reverse of this card, being a holder of shares of common stock of the Company, hereby appoints as his/her/its proxy at the Meeting, Harry N. Vafias and Ifigeneia Sakellari, or either of them, with full power of substitution, and directs such proxy to vote (or abstain from voting) at the Meeting all of his, her or its shares of common stock as indicated on the reverse of this card or, to the extent that no such indication is given, to vote as set forth herein, and authorizes such proxy to vote in his discretion on such other business as may properly come before the Meeting.
Please indicate on the reverse of this card how the shares of common stock represented by this proxy are to be voted. If this card is returned duly signed but without any indication as to how the shares of common stock are to be voted in respect of any of the resolutions described on the reverse, the stockholder will be deemed to have directed the proxy to vote FOR the election of the nominee to the Board of Directors, and FOR Proposal Two.
R1.0.0.177 Address change/comments:
2 _
0000518878 (If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)
Continued and to be signed on reverse side

STEALTHGAS INC. 331 KIFISSIAS AVE. 14561 ATHENS, GREECE
Your Vote Counts!
STEALTHGAS INC.
2021 Annual Meeting
Vote by September 19, 2021
11 :59 PM ET
You invested in STEALTHGAS INC. and it•s time to vote!
You have the right to vote on proposals being presented at the Annual Meeting. This is an important notice regarding the availability of proxy material for the stockholder meeting to be held on September 20, 2021.
Get informed before you vote
View the Notice & Proxy Statement, Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to September 06, 2021. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.
Smartphone users
Point your camera here and vote without entering a
~Inumber
*Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote at www.ProxyVote.com
THIS IS NOT A VOTABLE BALLOT
This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters.
Board Voting Items Recommends
1. Election of Directors
Nominees: ~For
01 Harry N. Vafias
2. Ratification of appointment of Deloitte Certified Public Accountants S.A. as the Company’s independent auditors for ~F the year ending December 31, 2021. or
NOTE: Such other business as may properly come before the meeting or any adjournment thereof.